Exhibit 10.21

NORCRAFT HOLDINGS, L.P.

3020 Denmark Ave. Suite 100

Eagan, Minnesota 55121

September 8, 2006

By hand delivery

Mr. Simon Solomon

7712 French Drive

Brown Summit, NC 27214

Dear Simon:

As agreed, your employment with Norcraft Companies, L.P. (the “Company”) has terminated, effective as of August 31, 2006 (the “Separation Date”), by reason of your voluntary resignation from the Company. The purpose of this letter is to confirm the agreement between you and the Company concerning your severance arrangements, as follows:

1. Final Salary and Vacation Pay. You acknowledge that you have received pay for all work you have performed for the Company during the current payroll period, to the extent not previously paid, as well as pay, at your final base rate of pay, for all vacation days you had earned, but not used, as of the Separation Date, as determined in accordance with Company policy and as reflected on the books of the Company.

2. Severance Benefits. In consideration of your acceptance and non-revocation of this Agreement, and subject to your meeting in full your obligations under it, the Company will provide you the following severance pay and benefits:

(a) The Company will pay you your regular salary, at your final base rate of pay, for a period of eighteen (18) months following the Separation Date (the “Severance Pay Period”). Payments will made in the form of salary continuation, and will begin on the next regular Company payday which is at least five business days following the later of the effective date of this Agreement or the date it is received by the Company. The first payment will be retroactive to the day following the Separation Date.

(b) The Company will pay your 2006 bonus (the “Bonus Payment”), which represents a prorated portion of the bonus payment you would have been entitled to for 2006 if you had remained an employee of the Company through the end of the year. The Bonus Payment will be calculated based upon the established EBITDA goals of the 2006 Bonus Plan. Final calculation of the bonus payment will be calculated based upon the UltraCraft Division’s final audited 2006 EBITDA. The Bonus Payment will be in addition to the amounts payable to you pursuant to Section 2(a) and will be made to you at the time 2006 bonuses are paid generally to the employees of the Company (currently such date is expected to occur prior to March 31, 2007).

(c) You will be advised under separate cover of your right to elect to continue your participation and that of your eligible dependents in the Company’s group medical and dental plans for a period of time, not to exceed 18 months, under the federal law known as COBRA.

(d) If you make a timely COBRA election, the Company will, during the Severance Pay Period, pay or reimburse you for the full premium cost of your insurance and that of your eligible dependents under the group medical and/or dental plans in which you elect continuing coverage.

3. Withholding. All payments made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law and by all other deductions authorized by you.

4. Acknowledgement of Full Payment. You acknowledge and agree that the payments provided under paragraph 1 of this Agreement are in complete satisfaction of any and all compensation due to you from the Company, whether for services provided to the Company or otherwise, through the Separation Date and that, except as expressly provided under this Agreement, no further compensation is owed to you.

5. Status of Employee Benefits and Paid Time Off. Except as otherwise expressly provided in paragraphs 2(c) and 2(d) of this Agreement, your participation in all employee benefit plans of the Company has ended as of the Separation Date, in accordance with the terms of those plans. You will not continue to earn vacation or other paid time off after the Separation Date.

6. Equity Interests in Norcraft Holdings, L.P. In connection with the termination of your employment, the Company’s parent, Norcraft Holdings, L.P. (“Holdings”), will repurchase your equity interests in Holdings as follows:

(a) 2,035,025.29 Class A limited partnership units held on your behalf by the Simon Solomon IRA, for a purchase price of $4,985,811.96 or $2.45 per Class A limited partnership unit;

(b) 200,000 Class B limited partnership units that you hold, for a purchase price of $402,000.00 or $2.01 per Class B limited partnership unit;

(c) 200,000 Class C limited partnership units that you hold (which have automatically been issued in accordance with Section 4(b) of the of the Deferred Equity Incentive Compensation Agreement dated October 21, 2003, as amended (the “Deferral Agreement”), between you and Holdings, because Holdings is repurchasing your Class B limited partnership units), for a purchase price of $200,000.00 minus the $112,000.00 already paid to you pursuant to Section 6 of the Deferral Agreement, for a net amount of $88,000.00, or approximately $0.44 per Class C limited partnership unit; and

(d) 261,435 of the vested Class D limited partnership units that you hold, for a purchase price of $525,484.35, or $2.01 per vested Class D limited partnership unit.

The closing (the “Equity Closing”) of the repurchase of your equity interests will occur within sixty (60) days following the later of the effective date of this Agreement or the date it is received by the Company. At the Equity Closing, the purchase price to be paid for your equity interests will paid as follows: 25% of such aggregate purchase price will be paid in cash on such closing date to an account designated by you, and the remaining 75% of such purchase price will be paid by delivery to you of a subordinated note issued by Holdings to you in the form attached as Exhibit A to the Amended and Restated Agreement of Limited Partnership of Holdings, dated as of October 21, 2003, as amended, which note shall mature on the third anniversary of the date of the Equity Closing and shall bear interest at 8.45% per annum (which is 1% higher than the rate available to the Company on the date hereof with respect to proceeds borrowed pursuant to its revolving credit facility). Such interest will be payable quarterly in arrears on the unpaid principal amount of the note then outstanding. In executing this Agreement, you hereby give your assent to the specified per unit prices to be paid for your equity interests in Holdings as set forth in this Section 6, and acknowledge that upon the consummation of the Equity Closing any remaining equity interests you hold will expire or be forfeited to Holdings and you will have no further rights as a member of Holdings.

7. Extension of Restricted Activities. You agree that all restrictive covenants set forth in Section 7 of the Employment Agreement between you and the Company dated as of October 21, 2003 (the “Employment Agreement”) shall, notwithstanding the provisions of the Employment Agreement, continue to apply in full force and effect until August 31, 2008. You agree that such restrictions are reasonably necessary for the protection of the Company, and that a violation of such provisions will cause damage that may be irreparable or impossible to ascertain and, accordingly, that the Company will be entitled to both injunctive or other relief in equity from a court of competent jurisdiction to enforce or restrain a violation of these restrictions, as well as full disgorgement to the Company of all severance compensation paid to you hereunder.

8. Confidentiality and Non-Disparagement.

(a) You agree that you will continue to protect Confidential Information, as defined herein, and that you will never, directly or indirectly, use or disclose it. As used in this Agreement, “Confidential Information” means any and all information of the Company that is not generally known to others with whom it competes or does business or with whom it plans to compete or do business. Confidential Information also includes all information received by the Company from customers or other third parties with any understanding, express or implied, that the information would not be disclosed.

(b) The parties agree not to disclose this Agreement or any of its terms or provisions, directly or by implication, except to members of their immediate family and to legal, financial and tax advisors, and then only on condition that they agree not to further disclose this Agreement or any of its terms or provisions to others. Notwithstanding the previous sentence, you and your representatives may consult any tax advisor regarding the tax treatment and tax structure of this severance and equity repurchase arrangement and may disclose to any person, without limitation of any kind, the tax treatment and tax structure of the severance and equity repurchase arrangement and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure. In addition, the Company may disclose this Agreement or any of its terms or provisions for legitimate business reasons.

(c) You also agree that, during the Severance Pay Period and thereafter, you will not disparage or criticize the Company, its business, its management or its products, and that you will not otherwise do or say anything that could disrupt the good morale of Company employees or harm the Company’s interests or reputation.

(d) The Company shall require its executive officers to refrain from making, directly or indirectly, now or at any time in the future, whether in writing, orally or electronically: (i) any derogatory comment concerning you, or (ii) any other comment that could reasonably be expected to be detrimental to your business or financial prospects or reputation.

(e) The provisions of this Section 8 shall not preclude a party from: (i) providing any information required by law, (ii) disclosing any information necessary to prepare a defense of any claim, or (iii) responding to any statement made by the other party hereto in contravention of this Section 8.

9. Return of Company Documents and Other Property. In signing this Agreement, you represent and warrant that you have returned to the Company any and all documents, materials and information (whether in hardcopy, on electronic media or otherwise) related to Company business (whether present or otherwise) and all keys, access cards, credit cards, computer hardware and software, telephones and telephone-related equipment, and all other property of the Company in your possession or control. Provided, however, it is agreed that you may retain your home computer equipment, so long as you covenant to delete all of the information and data stored on its hard drive. Further, you represent and warrant that you have not retained any copy of any Company documents, materials or information (whether in hardcopy, on electronic media or otherwise). Recognizing that your employment with the Company has ended, you agree that you will not, for any purpose, attempt to access or use any Company computer or computer network or system, including without limitation its electronic mail system. Further, you acknowledge that you have disclosed to the Company all passwords necessary or desirable to enable the Company to access all information which you have password-protected on any of its computer equipment or on its computer network or system.

10. Employee Cooperation. You agree to cooperate with the Company hereafter with respect to all matters arising during or related to your employment, including but not limited to all matters in connection with any governmental investigation, litigation or regulatory or other proceeding which may have arisen or which may arise following the signing of this Agreement. The Company will reimburse your out-of-pocket expenses incurred in complying with Company requests hereunder, provided such expenses are authorized by the Company in advance.

11. Release of Claims.

(a) In exchange for the special severance pay and benefits provided you under this Agreement, to which you would not otherwise be entitled, on your own behalf and that of your heirs, executors, administrators, beneficiaries, personal representatives and assigns, you agree that this Agreement shall be in complete and final settlement of any and all causes of action, rights or claims, whether known or unknown, that you have had in the past, now have, or might now have, in any way related to, connected with or arising out of your employment with the Company or its termination, your limited partnership interests in Holdings or their repurchase, or pursuant to Title VII of the Civil Rights Act, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Employee Retirement Income Security Act, the fair employment practices statutes of the State of Minnesota and any other state in which you provided services to the Company, or any other federal, state or local law, regulation or other requirement, and you hereby release and forever discharge the Company and Holdings and each of their respective subsidiaries and other affiliates, and all of their respective past, present and future directors, shareholders, officers, members, managers, general and limited partners, employee benefit plans, employees, agents, representatives, successors and assigns, and all others connected with any of them, both individually and in their official capacities, from any and all such causes of action, rights or claims.

(b) This Agreement, including the release of claims set forth the paragraph immediately above, creates legally binding obligations and the Company therefore advises you to consult an attorney before signing this Agreement. In signing this Agreement, you give the Company assurance that you have signed it voluntarily and with a full understanding of its terms; that you have had sufficient opportunity, before signing this Agreement, to consider its terms and to consult with an attorney, if you wished to do so, or to consult with any other of those persons to whom reference is made in the first sentence of paragraph 8(b) above; and that, in signing this Agreement, you have not relied on any promises or representations, express or implied, that are not set forth expressly in this Agreement.

12. Miscellaneous.

(a) This Agreement constitutes the entire agreement between you and the Company and supersedes all prior and contemporaneous communications, agreements and understandings, whether written or oral, with respect to your employment, its termination and all related matters, excluding your post-termination obligations pursuant to the Employment Agreement between you and the Company dated as of October 21, 2003 (the “Employment Agreement”) including, but not limited to, Sections 6 and 7 of the Employment Agreement, which provisions shall remain in full force and effect. Provided, however, and notwithstanding anything to the contrary contained therein, it is agreed and understood that the substantive restrictions set forth in Section 7 of the Employment Agreement shall be amended in accordance with Section 7 of this Agreement, and shall continue in full force and effect as so amended.

(b) This Agreement may not be modified or amended, and no breach shall be deemed to be waived, unless agreed to in writing by you and the Chief Executive Officer of the Company or his expressly authorized designee. The captions and headings in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement. The terms of this Agreement shall inure to the benefit of and be binding upon the parties’ respective successors.

(c) The obligation of the Company to make payments to you or on your behalf under this Agreement, and your right to the continued retention of same, are expressly conditioned upon your continued full performance of your obligations under this Agreement, including your obligations under Sections 6 and 7 of the Employment Agreement, as amended.

If the terms of this Agreement are acceptable to you, please sign, date and return it to me within twenty-one days of the date you receive it. You may revoke this Agreement at any time during the seven-day period immediately following the date of your signing. If you do not revoke it, then, at the expiration of that seven-day period, this letter will take effect as a legally-binding agreement between you and the Company on the basis set forth above. The enclosed copy of this letter, which you should also sign and date, is for your records.

Sincerely,

NORCRAFT COMPANIES, L.P.

By:	/s/ Leigh Ginter
Leigh E. Ginter
Chief Financial Officer

Accepted and agreed:

Signature:	/s/ Simon Solomon
Simon Solomon

Date: September 8, 2009